Filed by Millennium Chemicals Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Millennium Chemicals Inc.

Commission File No. 1-12091

Date:    March 29, 2004

This filing contains a letter from Millennium’s President and Chief Executive Officer, Robert E. Lee, to the employees of Millennium on March 29, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

[GRAPHIC APPEARS HERE]	Hunt Valley Office 20 Wight Avenue, Suite 100 Hunt Valley, MD 21030 Phone: (410) 229-4401 Fax: (410) 229-4595 E-mail: bob.lee@millenniumchem.com

Robert E. Lee

President and Chief Executive Officer

To All Employees Globally                                                                                           March 29, 2004

Today, Millennium and Lyondell announced that their respective Boards of Directors have approved a definitive agreement to combine the two companies. The combination creates the third largest independent publicly traded chemical company in North America, with total combined revenues of over $11 billion and a combined market capitalization of nearly $4 billion. The company will be well positioned globally, with tremendous leverage to the petrochemical cycle through Equistar, and a strong foundation from more stable cash flow businesses in acetyls, propylene oxide and derivative products, refining, and titanium dioxide. This is the right move for Millennium at this time, as it provides opportunities for employees to be part of a larger entity that has an improved ability to weather economic and industry cycles through the diversity of its businesses. Lyondell is totally committed to the core businesses of Millennium and believes our scope, market positions and diversification add balance in the combined portfolio, a key strength in an industry that is becoming increasingly competitive.

While the great majority of our employees globally will be unaffected by this transition, there will be employees who will be impacted. Being in the same industry where maintaining competitiveness is key to success, both Millennium and Lyondell share an operational excellence approach to operations, which is focused on efficiency and continuous improvement. We will continue to operate the TiO2 business out of Baltimore, which will continue to need both business and support resources. However, the Acetyls business will likely be combined organizationally with Equistar and managed from Houston.

We know you may have many questions, and we promise to have frequent communications as we move through this transition. We will work to minimize the impact on employees and will use attrition or job freezes, to the extent possible, to absorb the reductions that the combination of businesses will bring.

Your hard work and dedication to Millennium has helped the Company successfully weather many challenges over the last few years. Changes of this scope can be unsettling and disruptive, so please continue to focus first on working safely, serving our customers effectively and efficiently and watching our costs, as we continue to make progress in achieving our shared goals. We believe the combination of our businesses will greatly improve the financial flexibility of the combined company and provide access to resources and capital available to a larger company, as our industry continues to consolidate.

We will keep you posted as the process continues.

Bob Lee

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, the parties’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s and Millennium’s respective managements and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004. Additional factors that could cause Millennium’s results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004 (the “Millennium 10-K”).

Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713)

309-4590 and may be obtained free from Millennium by calling Millennium’s Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in the Millennium 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.